Dear Shareholders:

Lexington Global Corporate Leaders Fund had a total return of 9.6%* for the six-month period ending June 30, 1999. This compares to a total return of 10.8% for the average global fund monitored by Lipper, Inc. The unmanaged Morgan Stanley Capital International World Index had a gain of 8.5%** for the same period.

Portfolio Review

Performance was helped and hindered by several factors. On the plus side were the Fund's substantial weightings in the United States and Japan. The MSCI US Index performed well with a first half gain of 12.5%. Japanese stocks provided some of the best returns globally with a 20.7% return. The Fund had 42.2% and 15.6% weightings in U.S. and Japanese equities, respectively. A negative trend for the Fund was the strong performance of value and particularly smaller sized companies. After several years of substantial under-performance, small-cap stocks enjoyed large returns in many global markets such as the U.K. and Japan. Small stocks tend to do well when economic activity is perceived to be accelerating. Fears of a global recession have dramatically eased since the emerging market turmoil of last year. In fact, emerging markets have provided the best returns in the first half of 1999.

Market Outlook

The global investment environment is mixed. The U.S. economy continues to grow at a rapid pace. U.S. consumers have maintained a healthy appetite for houses, cars, computers, and a multitude of other goods. Consumption is being driven by high consumer confidence, low unemployment, and rising home and stock prices. An additional ingredient in the growth formula is the improving performance of the manufacturing sector. It appears that the world economy bottomed about four to six months ago. Led by three interest rate cuts by the Federal Reserve, global growth has accelerated. Asia is seeing the biggest turn with GDP growth not only turning positive but heading above 5% growth in places like South Korea. A combination of cheap currencies, falling interest rates, and strong exports, particularly to the U.S., has led to an improved Asia. The story is similar in other emerging economic regions, such as Latin America, but with a different magnitude. Mexico is enjoying robust growth with strong export growth to the U.S. Brazil is still struggling under budgetary concerns, but not to the degree many expected. Japan has also been a big economic surprise. Perhaps largely due to a massive fiscal stimulus package, first quarter GDP advanced 7.8%. This trend will certainly not continue; however, there are signs the economy may have at least bottomed. Finally, European growth has been spotty. The European consumer has remained surprisingly robust. The weak Euro is also likely to improve the outlook of the manufacturing sector. Although growth is not strong, European growth does seem to be improving.

A world of accelerating growth is certainly positive for earnings prospects. Unfortunately, there is a flip side to better earnings, which is rising interest rates. Signs of inflation remain fairly well contained, but it is not hard to find warning signs. Important commodities, particularly oil, have increased sharply in price. The U.S. Consumer Price Index is now being closely watched for signs of inflation. Bond yields have also risen sharply. U.K. long rates have risen .85% during the half year, while German ten year rates have advanced .60%. Trying to stay ahead of inflation pressures the U.S. Federal Reserve recently raised interest rates .25% with further hikes a real possibility. Rising interest rates are a major negative for stocks as it raises borrowing costs, slows economic activity, and lowers the attractiveness of stocks versus bonds. Given the heady valuation levels of stocks, particularly in the U.S., investors rightfully should be concerned. While liquidity may be tightening, long-term factors such as corporate restructuring remains a major positive. A shift toward shareholder value has

already taken hold in Europe as companies such as Philips, Saurer, and AXA continue to improve profitability. Japanese companies may finally be joining the parade, and this is exciting investors. The scope for strong profit growth in Japan is enormous if cost cutting and restructuring is seriously deployed. Japanese stocks will be excellent long-term investments if management focuses on profitability.

The portfolio remains well-diversified by region and sector. U.S. equities remain the largest portion of the Fund with 42%, although the weighting has been reduced slightly. At 16% the Japanese equity exposure is 50% above the MSCI World Index weighting. On a sectoral basis, the Fund has a mixture of technology such as Cisco Systems, Inc. and Microsoft Corporation, energy and minerals in BP Amoco plc and Rio Tinto plc, and defensive sectors such as food and drugs. We also believe that the cyclical and financial sectors are important to the Fund's portfolio. The Fund will remain well-diversified and takes a long-term view with any investment decisions. This will lead to low turnover which should reduce expenses and enhance performance.

Year 2000 — Investment Decisions

When evaluating current and potential portfolio positions, Year 2000 readiness is one of the factors the Fund's manager considers. The manager will rely upon public filings and other statements made by companies about their Year 2000 readiness. The manager, of course, cannot audit each company and its major suppliers to verify their Year 2000 readiness. If a company in which the Fund is invested is adversely affected by Year 2000 problems, it is likely that the price of its securities will also be adversely affected. A decrease in the value of one or more of the Fund's portfolio holdings will have a similar impact on the Fund's performance. A further discussion of Year 2000 issues is included in the footnotes to the financial statements, which are included in this report.

We appreciate the support of our Shareholders and would be happy to respond to any questions or comments you may have. Please feel free to call us at 1-800-526-0056 or visit our website at www.lexington funds.com.

Sincerely,

Richard T. Saler
Portfolio Manager
August, 1999

Alan H. Wapnick
Portfolio Manager
August, 1999

Robert M. DeMichele
President
August, 1999

* **15.09%, 12.27%,** and **10.37%** are the one, five, and ten year average annual standard total returns, respectively, for the period ended June 30, 1999. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than at their original cost. Total return represents past performance and is not predictive of future results. Global investing has special risks, including currency fluctuations and political instability. There is no guarantee that the fund can achieve its objective.

** All country and regional returns are from the corresponding Morgan Stanley Capital International Indices. Returns are dollar based with all dividends reinvested.

Portfolio Summary as of June 30, 1999
(unaudited)

Asset Allocation



Common Stocks	96%
Preferred Stocks	2%
Cash & Cash Equivalents	2%

Top Country Holdings



United States	42%
Japan	16%
United Kingdom	11%
Switzerland	7%
Germany	6%
Netherlands	6%

Top Ten Holdings (25% of Portfolio)

1. Sony Corporation - *Japan*
2. Tokyo Electron, Ltd. - *Japan*
3. Canon, Inc. - *Japan*
4. Nippon Telegraph & Telephone Corporation - *Japan*
5. Alcoa, Inc. - *United States*
6. NEC Corporation - *Japan*
7. Citigroup, Inc. - *United States*
8. Ito-Yokado Company, Ltd. - *Japan*
9. The Interpublic Group of Companies, Inc. - *United States*
10. Morgan Stanley Dean Witter and Company - *United States*

Lexington Global Corporate Leaders Fund, Inc.
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited)

Number of Shares	Security	Value (Note 1)
	COMMON STOCKS: 95.9%	
	Australia: 1.4%	
27,800	The News Corporation, Ltd.	$ 237,194
	Canada: 1.7%	
6,700	Four Seasons Hotels, Inc.	291,078
	France: 5.7%	
2,630	Axa	320,859
4,700	Schlumberger, Ltd.	299,331
4,500	Vivendi	364,529
4,500	Vivendi (Rights)[1]	5,290
		990,009
	Germany: 4.2%	
2,211	DaimlerChrysler AG	191,532
6,444	Deutsche Bank AG	393,082
2,300	Volkswagen AG	147,297
		731,911
	Japan: 15.6%	
15,000	Canon, Inc.	431,276
6,000	Ito-Yokado Company, Ltd.	401,533
34,000	NEC Corporation	422,766
370	Nippon Telegraph & Telephone Corporation	431,028
4,900	Sony Corporation	528,313
7,000	Tokyo Electron, Ltd.	474,817
		2,689,733
	Netherlands: 6.0%	
2,000	Aegon NV	145,100
9,100	Koninklijke Ahold NV	313,445
5,400	Royal Dutch Petroleum Company	316,312
3,750	Unilever NV - NY Shares	261,562
		1,036,419
	Sweden: 1.4%	
7,500	Telefonaktiebolaget LM Ericsson, "Class B"	240,392
	Switzerland: 6.6%	
174	Nestle AG	313,506
138	Novartis AG	201,507
29	Roche Holding AG	298,098
1,110	UBS AG	331,303
		1,144,414
	United Kingdom: 11.1%	
20,500	BP Amoco plc	$ 367,412
22,700	British Telecommunications plc	380,363
31,300	Diageo plc	326,866
19,800	Rio Tinto plc	331,926
26,300	SmithKline Beecham plc	341,810
8,900	Vodafone AirTouch plc	175,363
		1,923,740
	United States: 42.2%	
6,900	Alcoa, Inc.	426,938
2,800	American Express Company	364,350
5,300	American Home Products Corporation	304,750
2,900	American International Group, Inc.	339,481
5,600	Cisco Systems, Inc.[1]	360,675
8,700	Citigroup, Inc.	413,250
4,100	Exxon Corporation	316,213
3,500	General Electric Company	395,500
5,400	Intel Corporation	321,131
3,900	Johnson and Johnson	382,200
5,300	Lucent Technologies, Inc.	357,419
8,000	McDonald's Corporation	330,500
4,000	Microsoft Corporation[1]	360,500
3,900	Morgan Stanley Dean Witter and Company	399,750
2,100	Pfizer, Inc.	230,475
6,200	Philip Morris Companies, Inc.	249,162
3,700	Procter & Gamble Company	330,225
5,100	The Coca-Cola Company	318,750
4,600	The Interpublic Group of Companies, Inc.	398,475
10,700	The Walt Disney Company	329,694
7,400	Wal-Mart Stores, Inc.	357,050
		7,286,488
	TOTAL COMMON STOCKS (cost $13,107,140)	16,571,378

Lexington Global Corporate Leaders Fund, Inc.
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited) (continued)

Number of Shares	Security	Value (Note 1)
	PREFERRED STOCK: 2.1%	
	Germany: 2.1%	
920	SAP AG (Sysyeme, Anwendungen, Produkte in der Datenverarbeitung) (cost $411,107)	$ 359,110
	TOTAL INVESTMENTS: 98.0% (cost $13,518,247†) (Note 1)	16,930,488
	Other assets in excess of liabilities: 2.0%	341,579
	TOTAL NET ASSETS: 100.0% (equivalent to $10.37 per share on 1,665,698 shares outstanding)	**$17,272,067**

[1] Non-income producing security.
† Aggregate cost for Federal income tax purposes is $13,525,271.

At June 30, 1999, the composition of the Fund's net assets by industry was as follows:

Banking	4.2%
Beverages	1.8
Capital Equipment	5.2
Consumer Durable Goods	5.0
Consumer Non-durable Goods	9.5
Electrical & Electronics	8.3
Energy Sources	5.8
Financial Services	11.5
Health & Personal Care	10.2
Materials	4.4%
Merchandising	3.9
Restaurants	1.9
Services	15.7
Telecommunications	9.2
Tobacco	1.4
Other Assets	2.0
Total Net Assets	100.0%

The Notes to Financial Statements are an integral part of this statement.

Lexington Global Corporate Leaders Fund, Inc.
Statement of Assets and Liabilities
June 30, 1999 (unaudited)

Assets	
Investments, at value (cost $13,518,247) (Note 1)	$16,930,488
Cash	381,470
Dividends and interest receivable	10,578
Foreign taxes recoverable	18,747
Total Assets	17,341,283
Liabilities	
Due to Lexington Management Corporation (Note 2)	13,913
Payable for shares redeemed	5,976
Accrued expenses	49,327
Total Liabilities	69,216
Net Assets (equivalent to $10.37 per share on 1,665,698 shares outstanding) (Note 3)	$17,272,067
Net Assets consist of:	
Capital stock — authorized 1,000,000,000 shares, $.001 par value per share	$ 1,666
Additional paid-in capital	12,639,994
Undistributed net investment income	292,690
Accumulated net realized gain on investments and foreign currency transactions	926,544
Unrealized appreciation of investments and foreign currency translation of other assets and liabilities	3,411,173
Total Net Assets	$17,272,067

Lexington Global Corporate Leaders Fund, Inc.
Statement of Operations
Six months ended June 30, 1999 (unaudited)

Investment Income		
Dividends	$158,064	
Interest	10,771	
	168,835	
Less: foreign tax expense	19,158	
Total investment income		$ 149,677
Expenses		
Investment advisory fee (Note 2)	87,504	
Transfer agent and shareholder servicing expenses (Note 2)	20,639	
Professional fees	17,964	
Printing and mailing expenses	17,166	
Registration fees	10,845	
Directors' fees and expenses	9,505	
Accounting expenses (Note 2)	8,949	
Custodian expenses	5,861	
Computer processing fees	3,676	
Other expenses	9,062	
Total expenses		191,171
Net investment loss		(41,494)
Realized and Unrealized Gain (Loss) on Investments (Note 4)		
Net realized gain (loss) on:		
Investments	904,758	
Foreign currency transactions	(39,146)	
Net realized gain		865,612
Net change in unrealized appreciation on:		
Investments	775,525	
Foreign currency translation of other assets and liabilities	72,345	
Net change in unrealized appreciation		847,870
Net realized and unrealized gain		1,713,482
Increase in Net Assets Resulting from Operations		$1,671,988

The Notes to Financial Statements are an integral part of these statements.

Lexington Global Corporate Leaders Fund, Inc.
Statements of Changes in Net Assets

	Six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998
Net investment loss	$ (41,494)	$ (14,935)
Net realized gain from investments and foreign currency transactions	865,612	5,425,348
Net change in unrealized appreciation of investments and foreign currency translation	847,870	231,415
Increase in net assets resulting from operations	1,671,988	5,641,828
Distributions to shareholders from net investment income (Note 1)	—	(1,176,896)
Distributions to shareholders from net realized gains from security transactions (Note 1)	—	(3,427,660)
Decrease in net assets from capital share transactions (Note 3)	(2,202,473)	(18,320,015)
Net decrease in net assets	(530,485)	(17,282,743)
Net Assets:		
Beginning of period	17,802,552	35,085,295
End of period (including undistributed net investment income of $292,690 and $334,184 in 1999 and 1998, respectively)	$17,272,067	$ 17,802,552

The Notes to Financial Statements are an integral part of these statements.

1. Significant Accounting Policies

Lexington Global Corporate Leaders Fund, Inc. (the ''Fund'') is an open-end, diversified management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is to seek long-term growth of capital primarily through investment in common stocks and equivalents of companies domiciled in foreign countries and the United States. The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements:

Investments Securities transactions are accounted for on a trade date basis. Realized gains and losses from investment transactions are reported on the identified cost basis. Securities traded on a recognized stock exchange are valued at the last sales price reported by the exchange on which the securities are traded. If no sales price is recorded, the mean between the last bid and asked prices is used. Securities traded on the over-the-counter market are valued at the mean between the last current bid and asked prices. Short-term securities having a maturity of 60 days or less are stated at amortized cost, which approximates market value. Securities for which market quotations are not readily available and other assets are valued by Fund management in good faith under the direction of the Fund's Board of Directors. All investments quoted in foreign currencies are valued in U.S. dollars on the basis of the foreign currency exchange rates prevailing at the close of business. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income, adjusted for amortization of premiums and accretion of discounts, is accrued as earned.

Foreign Currency Transactions Foreign currencies (and receivables and payables denominated in foreign currencies) are translated into U.S. dollar amounts at current exchange rates. Translation gains or losses resulting from changes in exchange rates and realized gains and losses on the settlement of foreign currency transactions are reported in the statement of operations. In addition, the Fund may enter into forward foreign exchange contracts in order to hedge against foreign currency risk in the purchase or sale of securities denominated in foreign currency. The Fund may also enter into such contracts to hedge against changes in foreign currency exchange rates on portfolio positions. These contracts are marked to market daily, by recognizing the difference between the contract exchange rate and the current market rate as unrealized gains or losses. Realized gains or losses are recognized when contracts are closed and are reported in the statement of operations.

The Fund authorizes its custodian to place and maintain equity securities in a segregated account of the Fund having a value equal to the aggregate amount of the Fund's commitments under forward foreign currency contracts entered into with respect to position hedges. There are no forward foreign currency contracts outstanding at June 30, 1999.

Federal Income Taxes It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to ''regulated investment companies'' and to distribute all of its taxable income to its shareholders. Therefore, no provision for Federal income taxes is required.

Distributions Dividends from net investment income and net realized capital gains are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted

1. Significant Accounting Policies (continued)

Distributions (continued) accounting principles. At December 31, 1998, reclassifications were made to the Fund's capital accounts to reflect permanent book/tax differences and income and gains available for distribution under income tax regulations. Net investment income, net realized gains and net assets were not affected by this change.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fee and Other Transactions with Affiliate

The Fund pays an investment advisory fee to Lexington Management Corporation (''LMC'') at an annual rate of 1.00% of the Fund's average daily net assets. For 1999, LMC has voluntarily agreed to limit the total expenses of the Fund (including management fees, but excluding interest, taxes, brokerage commissions and extraordinary expenses) to an annual rate of 2.50% of the Fund's average daily net assets. No reimbursement was required for the six months ended June 30, 1999.

The Fund reimburses LMC for certain expenses, including accounting and shareholder servicing costs of $49,270 that are incurred by the Fund, but paid by LMC.

3. Capital Stock

Transactions in capital stock were as follows:

	Six months ended June 30, 1999 (unaudited)		Year ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	153,967	$ 1,500,511	417,735	$ 4,884,051
Shares issued on reinvestment of dividends	—	—	459,871	4,402,616
	153,967	1,500,511	877,606	9,286,667
Shares redeemed	(369,269)	(3,702,984)	(2,311,185)	(27,606,682)
Net decrease	(215,302)	$(2,202,473)	(1,433,579)	$(18,320,015)

4. Investment Transactions

The cost of purchases and proceeds from sales of securities for the six months ended June 30, 1999, excluding short-term securities, were $1,503,611 and $3,967,260, respectively.

At June 30, 1999, the aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost amounted to $3,667,119 and aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value amounted to $261,902.

5. Investment and Concentration Risks

The Fund's investments in foreign securities may involve risks not present in domestic investments. Since foreign securities may be denominated in a foreign currency and involve settlement and pay interest or dividends in foreign currencies, changes in the relationship of these foreign currencies to the U.S. dollar can significantly affect the value of the investments and earnings of the Fund. Foreign investments may also subject the Fund to foreign government exchange restrictions, expropriation, taxation or other political, social or economic developments, all of which could affect the market and/or credit risk of the investments.

Year 2000 Compliance Risk The Fund seeks to ensure that the operating and processing systems of the companies in which it invests will continue to function when the Year 2000 arrives. However, the risk exists that one or more of these companies may not be adequately prepared for the Year 2000 which could have a material impact on the company itself and on the Fund's investment in that company.

In addition to the risks described above, risks may arise from forward foreign currency contracts as a result of the potential inability of counterparties to meet the terms of their contracts.

Lexington Global Corporate Leaders Fund, Inc.
Financial Highlights

Selected per share data for a share outstanding throughout the period:

	Six months ended June 30, 1999 (unaudited)	Year ended December 31,			
		1998	1997	1996	1995
Net asset value, beginning of period	$ 9.46	$10.59	$11.28	$11.32	$11.17
Income from investment operations:					
Net investment income	—	0.99	0.03	0.01	0.09
Net realized and unrealized gain on investments and foreign currency transactions	0.91	1.02	0.73	1.84	1.10
Total income from investment operations	0.91	2.01	0.76	1.85	1.19
Less distributions:					
Distributions from net investment income	—	(0.80)	(0.09)	(0.16)	(0.29)
Distributions in excess of net investment income (temporary book-tax difference)	—	—	—	—	(0.13)
Distributions from net realized gains	—	(2.34)	(1.36)	(1.73)	(0.62)
Total distributions	—	(3.14)	(1.45)	(1.89)	(1.04)
Net asset value, end of period	$10.37	$ 9.46	$10.59	$11.28	$11.32
Total return	19.38%*	19.06%	6.90%	16.43%	10.69%
Ratio to average net assets:					
Expenses	2.18%*	2.12%	1.75%	1.90%	1.67%
Net investment income (loss)	(0.47)%*	(0.06)%	0.23%	0.11%	0.48%
Portfolio turnover rate	17.45%*	137.33%	117.48%	128.05%	166.35%
Net assets, end of period (000's omitted)	$17,272	$17,803	$35,085	$37,223	$53,614

* Annualized.

Lexington
Global Corporate Leaders Fund, Inc.

Investment Adviser

LEXINGTON MANAGEMENT CORPORATION
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Distributor

LEXINGTON FUNDS DISTRIBUTOR, INC.
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

All shareholder requests for services of any kind should be sent to:

Transfer Agent

STATE STREET BANK AND
TRUST COMPANY
c/o National Financial Data Services
330 West Ninth Street
Kansas City, Missouri 64105

Or call toll free:
Service and Sales: 1-800-526-0056
24 Hour Account Information:
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www.lexingtonfunds.com

(800) 526-0052

"LEXLINE"

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Lexington Fund account
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Last Transactions • Total Return • Duplicate Statements

This report has been prepared for the information of the shareholders of Lexington Global Corporate Leaders Fund, Inc. and is authorized for distribution to the public only if it is accompanied or preceded by a currently effective prospectus which sets forth expenses and other material information.

LEX270-SAR6/99

LEXINGTON GLOBAL CORPORATE LEADERS FUND, INC.

Seeks long-term growth of capital, primarily through investment in common stocks of companies domiciled in foreign countries and the United States.

Semi-Annual Report
June 30, 1999

The Lexington Group
of **No-Load**
Investment Companies

LEXINGTON®